UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-14299

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2024__ AND ENDING __06/30/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Wilson-Davis & Company, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

[▪] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
     [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__236 S. Main Street__

(No. and Street)

__Salt Lake City__	__Utah__	__84101__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Sime	801-532-1313	jsime@wdco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Haynie & Company__

(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2025

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS







Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. as of June 30, 2025, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson-Davis & Company, Inc.'s management. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson-Davis & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital, Schedule II – Reconciliation to Respondent's Unaudited Computation, Schedule III – Computation for Determination of Customer Account Reserve of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule IV – Reconciliation of Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3, Schedule V – Computation for Determination of PAB Account Reserve of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule VI – Reconciliation of Computation for Determination of PAB Account Reserve Requirements Under Rule 15c3-3, and Schedule VII – Information for Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The supplemental information is the responsibility of Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2025

We have served as Wilson-Davis & Company, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, __Jeff Sime_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Wilson-Davis & Company, Inc._____, as of __June 30_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & CEO

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
WILSON-DAVIS & CO.,
INC.
AUTHORIZED SIGNATURE
B9003912
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WILSON-DAVIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2025

ASSETS

Cash and cash equivalents	7,528,320
Cash segregated - customers	21,874,954
Cash segregated - PAB	200,575
Receivables - broker-dealers and clearing organizations	4,179,624
Receivables - customers, net of allowance for doubtful accounts of $401,127	320,815
Receivables - related party	2,058,679
Interest receivable	45,861
Deferred tax asset	103,112
Cash deposits - BDs and Clearing Organizations	4,265,000
Operating Lease Right to Use Lease Asset	179,267
Other assets	726,606
TOTAL ASSETS	41,482,813

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payables to customers	24,099,436
Accounts payable and accrued expenses	2,129,611
Payables - broker-dealers and clearing organizations	497,660
Commissions, payroll and payroll taxes	395,213
Accrued contingent liability	100,000
Subordinated borrowings	1,930,000
Trading account deposit	100,000
Operating lease liability	182,729
Other liabilities	259,923
TOTAL LIABILITIES	29,694,572

STOCKHOLDERS' EQUITY

Common Stock, $.10 par value, 1,000,000 shares authorized,	
410,000 shares issued and outstanding	41,000
Additional paid-in-capital	303,837
Retained earnings	11,443,404
TOTAL STOCKHOLDERS' EQUITY	11,788,241
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	41,482,813

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & CO., INC.
STATEMENT OF OPERATIONS
June 30, 2025

REVENUES

Commissions	$	5,937,888
Vetting fees		1,459,320
Clearing fees		688,993
Fees charged to customers		1,593,374
Underwritings		883,348
Interest Income		1,996,223
Other		294,046
TOTAL REVENUES		12,853,192

EXPENSES

Compensation, payroll taxes and benefits	5,609,526
Data processing and clearing costs	2,104,107
Regulatory, professional fees and related expenses	1,004,642
Communications	566,437
Occupancy and equipment	211,347
Transfer fees	210,423
Bank Charges	223,036
Interest expense	176,420
Bad Debt	398,826
Other	213,222
TOTAL EXPENSES	10,717,986

INCOME BEFORE INCOME TAXES	2,135,206

OTHER INCOME/(EXPENSE)

Income tax expense	(657,260)
NET INCOME	$ 1,477,946

The accompanying notes are an integral part of these financial statements.


WILSON-DAVIS & CO., INC.
STATEMENT OF CASH FLOWS
June 30, 2025


CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)	$	1,477,946
Noncash revenue and expense adjustments:		
Depreciation and amortization expense		16,080
Net lease payments		(2,431)
Bad debt expense		398,826
(Increase) decrease in assets:		
Receivables from broker dealers and clearing organizations		(2,846,319)
Receivable from customers		104,143
Trading Securities, market value, net		49
Cash deposits with clearing organization and other broker dealers		(750,000)
Other assets		(1,112,866)
Increase (decrease) in liabilities:		
Payables to customers		3,249,883
Accounts payable and accrued expenses		928,291
Commissions, payroll and payroll taxes payable		121,827
Payable to brokers dealers		492,745
Income tax payable		217,260
Net cash provided by operating activities		2,295,434
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash proceeds on sale of other investments		29,730
Net cash provided by investing activities		29,730
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal borrowings/(payments) on long term debt		(20,000)
Net cash used by financing activities		(20,000)
Net increase in cash and restricted cash		2,305,164
Cash and restricted cash at beginning of year		27,298,685
Cash and restricted cash at end of year	$	29,603,849


The accompanying notes are an integral part of these financial statements.


WILSON-DAVIS & CO., INC.
STATEMENT OF CASH FLOWS
June 30, 2025

Supplemental disclosures of cash flow information:

Cash paid for:	
Interest	191,444
Income taxes	730

Schedule of Non-cash transactions:

None

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
June 30, 2025

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, June 30, 2024	410,000	$ 41,000	$ 303,837	$ 9,965,458	$ 10,310,295
Net Income	-	-	-	1,477,946	1,477,946
Balance, June 30, 2025	410,000	$ 41,000	$ 303,837	$ 11,443,404	$ 11,788,241

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2025

Subordinated Borrowings;	
July 01, 2024	$ 1,950,000
Issuance of new loan	--
Principal payments on loans	(20,000)
Subordinated Borrowings;	
June 30, 2025	$ 1,930,000

The accompanying notes are an integral part of these financial statements.

WILSON-DAVIS & CO., INC.

NOTES TO FINANCIAL

STATEMENTS JUNE 30, 2025

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Nature of Business

Wilson-Davis & Co., Inc. (the “Company”) is a wholly owned subsidiary of AtlasClear Holdings, Inc. (the “Parent”) and headquartered in Salt Lake City, Utah.

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities and clears for one other broker-dealer on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (“SEC”), Financial Industry Regulatory Authority, Inc. (“FINRA”), and the various securities exchanges in which it maintains a membership.

Revenue is derived from trading securities for customers for which commission is received and fees associated with depositing securities for customers.

b. Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

c. Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five- step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company acts as an agent by selling securities to customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, the trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

The Company also receives commissions on mutual funds purchased by customers. The Company believes that the performance obligation is not satisfied until the mutual funds are purchased by customers and recognizes the commissions revenues upon receipt from fund.

The Company performs vetting services to customers who wish to convert restricted stock to eligible trading stock. In addition, the Company charges clearing fees to another broker-dealer that it clears trades for. The Company recognizes revenue as the related performance obligations are satisfied.

The Company charges customers for wires and transfer agent fees. The customer is also charged for blue sheet fees, corporate actions, and ACATS fees. The Company recognizes revenue as the related performance obligations are satisfied.

The Company performs underwriting services for companies going public. The Company enters into an agreement detailing the services to be performed. The Company recognizes revenue when the shares of stock have been delivered and wire payments have been processed.

The Company earns interest on its balances with its financial institution. The Company recognizes the interest income at month end when the income has been earned.

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company’s bank accounts and any highly liquid investments with an initial maturity of three months or less.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is provided using accelerated and straight-line methods over expected useful lives of three to seven years.

g. Leases

The Company leases office space under the terms of an operating lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide implicit rates, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes.

Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effects of such differences are reported as deferred income taxes in the financial statements.

i. Fair Value of Financial Instruments

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. The carrying amount of subordinated debt approximates fair value due to interest rates at customary terms and rates the Company could obtain in current financing.

j.   **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

k.   **Acquisition**

Pursuant to the Broker-Dealer Acquisition Agreement, AtlasClear Holdings purchased 100% of the Company on February 9, 2024. AtlasClear Holdings is a shell company with no operations. Through the acquisition of the Company, and other entities, AtlasClear Holdings will provide specialized clearing and banking services to financial services firms.

l.   **Recently Adopted Accounting Pronouncements**

Beginning in 2025 annual reporting, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Management has determined that there is only one reportable operating segment. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer who reviews the assets, operating results, and financial metrics for the company.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures, a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense caption on the income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for annual periods beginning after December 15, 2027. We are currently evaluating the provision of this ASU.

2.   **CASH AND RESTRICTED CASH**

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same amounts presented in the statements of cash flows.

Cash and cash equivalents	$	7,528,320
Cash segregated in accordance with Federal regulations - Customers		21,874,954
Cash segregated in accordance with Federal regulations - PAB		200,575
Total cash and restricted cash show in the statement of cash flows	$	29,603,849

3.   **CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS**

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2025, was calculated to be $20,890,603. The Company had $21,175,129 cash on deposit in the reserve account, which was $284,526 more than the amount required. On July 1, 2025, the Company deposited $225,000 to the reserve account in accordance with the rule which resulted in an excess of $509,526.

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to broker-dealer transactions and credit balances. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2025, was calculated to be $100,000. The Company had $200,575 cash on deposit in the reserve account, which was $100,575 more than the amount required.

4. RECEIVABLES & PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2025, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from/to clearing organizations, net	$ 4,021,151	$ 481,006
Fails to deliver and receive	158,473	16,654
Totals	$ 4,179,624	$ 497,660

No losses were recognized on the receivables from broker dealers or clearing organizations during the year ended June 30, 2025.

5. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2025, include cash and margin accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense net of bad debt recoveries and trading error adjustments for the year ended June 30, 2025 was $396,826.

6. PROPERTY AND EQUIPMENT

Depreciation expense for the year ended June 30, 2025, was $16,080. All property and equipment were fully depreciated as of June 30, 2025.

Equipment	$ 150,202
Leasehold imrprovements	89,087
Software	85,042
Furniture and fixtures	51,717
	376,048
Less accumulated depreciation and amortization	(376,048)
	$ -

7. LINE OF CREDIT

On September 20, 2021, the Company obtained a $10,000,000 revolving line of credit with a bank. The interest rate is determined at the time of borrowing as agreed by the Company and the bank. The line of credit currently provides for interest at the bank's overnight rate plus 1.5% and is secured by the assets of the Company. In addition, the line of credit carries an interest rate of 0.5% on its unused portion. The interest cost was $50,833 for the year ended June 30, 2025. The Company did not have an outstanding balance on the line of credit as of June 30, 2025. The line of credit contains certain loan covenants and advances on the line of credit are payable on demand. Management believes the Company was in compliance with applicable covenants as of June 30, 2025.

8. SUBORDINATED LOAN AGREEMENTS

Previously, the Company entered into six subordinated loan agreements totaling $650,000, all of which are payable to former officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum.

To provide the additional capital needed, Wilson-Davis' former officers and directors, and investors, funded $1,300,000 in subordinated loans in October 2023. The notes matured in October 2024 and were renewed at an interest rate of 8% per annum, payable quarterly. One of the notes ($20,000) was not renewed and paid in full during October 2024. The loans will be renewed in October 2025.

The Company anticipates that all remaining notes will be renewed for additional one-year periods, unless circumstances or Company requirements change. The loan principal is unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 15). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

9. **INCOME TAXES**

The components of the provision for income taxes consist of the following:

Current Tax:	
Federal income tax expense	$ 642,043
State and local income and franchise taxes	113,929
Total current	$ 755,972
Deferred Tax:	
Federal income tax expense	$ (80,729)
State and local income and franchise taxes	(17,983)
Total deferred	$ (98,712)
Total provision for income taxes	$ 657,260

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant items comprising the Company's net deferred taxes as of June 30, 2025 are as follows:

Deferred Tax Assets:	Amount	Rate	Tax
Fixed Assets	15,155	25.47%	$ 3,859
Allowance for Bad Debt	401,128	25.47%	102,148
Lease Liability	182,729	25.47%	46,532
			$ 152,539

Deferred Tax Liability:	Amount	Rate	Tax
ROU Lease Asset	(179,267)	25.47%	$ (45,651)
State Tax - Deferred	(17,983)	21%	(3,776)
			$ (49,427)

Net Deferred Tax Asset before Valuation Allowance	$ 103,112
Valuation Allowance	-
Net Deferred Tax Asset	$ 103,112

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is calculating using a "separate return" method. Under this method, it is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The current tax provision is the amount of the tax payable or refundable based on a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that could be claimed on our hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2021.

10. LEASE COMMITMENTS

The Company has an operating lease obligations for office space at its headquarters location.

The Company renewed a three-year operating lease for office space in February 2024, which will expire January 31, 2027. The terms of the agreement call for an annual 3% escalation in rents and one three-year renewal option at market rates.

The Company entered into a 63-month operating lease for office space in April 2020, which expired June 30, 2025.

Rent expense under the three operating agreements totaling $195,266 was charged to operations during the fiscal year ended June 30, 2025. The future minimum payments required by the office lease agreements in effect at June 30, 2025:

2026	$	118,597
2027		70,377
Total lease payments		188,974
Less interest factor		(6,245)
Total operating lease liability		182,729
Less operating lease liability - current portion		(111,982)
Operating lease liability - long-term portion	$	70,747

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating leases do not provide readily determinable implicit interest rates.

The following table presents the Company's lease-related assets and liabilities as of June 30, 2025:

Right-of-Use-Asset		179,267
	$	179,267
Current portion		111,982
Long-term portion		70,747
	$	182,729
Weighted-average remaining term (years)		1.58
Weighted-average discount rate		5.00%

11. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the board of directors. No profit-sharing contributions were made during the year ended June 30, 2025.

12. **RELATED PARTY TRANSACTIONS**

   a. **Former officer and director accounts**

   During the year ended June 30, 2025, all former officer and director accounts were reclassed to customer accounts as a result of the acquisition.

   b. **Subordinated borrowings**

   Eleven subordinated loan agreements totaling $1,680,000 are with current and former shareholders and debt holders of AtlasClear Holdings (see note 8). These loans are no longer treated as related parties. The $250,000 note from SureRoute is a related party as the note holder is the Executive Chairman of Atlas Clear Holdings is the beneficial owner of SureRoute. Interest expense associated with the subordinated borrowings totaled $125,585 during the year ended June 30, 2025.

   c. **Receivable - Other**

   At June 30, 2025, the amount due from our parent company, AtlasClear Holdings, was $2,058,679.

13. **FAIR VALUE MEASUREMENT**

   FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

   The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

   Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

   Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

   • quoted prices for similar assets or liabilities in active markets;

   • quoted prices for identical or similar assets or liabilities in inactive markets;

   • inputs other than quoted prices that are observable for the asset or liability;

   • inputs that are derived principally from or corroborated by observable market data by correlation or other means.

   If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

   Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

   The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities — Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased — Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities (if any) at fair value as of June 30, 2025:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$6	$ —	$ —	$6
Totals	$6	$ —	$ —	$6

14. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a few customer margin accounts which exposes the company to credit and market risks. However, this risk is minimized by the Company requirement that margin accounts must maintain at least a 4:1 ratio of securities to margin obligations.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at two financial institutions. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2025, the Company had approximately $7,278,320 in excess of the FDIC limit.

15. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2025, the Company's net capital was $11,190,362 which was $10,940,362 in excess of the minimum required.

16. COMMITMENTS AND CONTINGENCIES

On February 27, 2018, an extended hearing panel of the Department of Enforcement of the Financial Industry Regulatory Authority, Inc., Office of Hearing Officers, issued its decision ordering fines aggregating $1.47 million for violations of the applicable short sales and anti-money laundering rules. The Company appealed the decision to the National Adjudicatory Council (NAC). On December 19, 2019 the NAC issued its decision ordering that the fines be reduced by $205,000 to an aggregate $1.265 million. The Company made a timely appeal to the Securities and Exchange Commission (SEC) to hear the case.

On December 28, 2023, the SEC issued a ruling affirming the findings of violations and remanding the matter back to FINRA to reconsider the appropriate sanctions in light of the SEC decision. On July 10, 2025, the National Adjudicatory Counsil reduced the fines to an aggregate of $490,000. The Company made a timely appeal of the decision to the SEC. Pursuant to FINRA Rules, the Company's timely appeal of the decision to the SEC deferred the effectiveness of the findings and sanctions. Due to the disparity in the range of fines of similar cases, the Company believes that the final amount is not reasonably estimable. The Company has booked a contingent liability totaling $100,000 which represents the estimated low end of the possible range of fines.

17. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 29, 2025, the date which the financial statements were available to be issued and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2025

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2025

Total stockholders' equity		$ 11,788,241
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		401,127
Total stockholders' equity qualified for net capital		12,189,368
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,930,000
Total capital and allowable subordinated liabilities		14,119,368
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 3,007,259	
Aged fails-to-deliver	271	
Aged fails-to-receive	1,701	
Total deductions and/or charges		3,009,231
Net capital before haircuts on securities positions		11,110,137
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	675	
Money market funds	--	
Undue concentration	--	
Total haircuts		675
Net capital		$ 11,109,462

See reconciliation to respondent's unaudited computation on page 21.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2025

Net capital per respondent's unaudited computation	$ 11,190,362
Net adjustments to stockholders' equity	(80,901)
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 11,109,461

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2025

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 21,071,232
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	12,000
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	3
Other	-

TOTAL CREDITS	**$ 21,083,235**

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	198,590	
Failed to deliver of customers' securities not older than 30 calendar days	--	
Aggregate debit items		198,590
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)	(5,958)	

TOTAL DEBITS	**192,632**

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	20,890,603
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	21,175,130
Amount of deposit (or withdrawal)	225,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 21,400,130
Date of deposit or withdrawal	July 1, 2025

See reconciliation to respondent's unaudited computation on page 23.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2025

	Debits	Credits
Totals per respondent's unaudited computation	$ 192,632	$ 21,083,235
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 192,632	$ 21,083,235

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2025

CREDIT BALANCES

Free credit balances and other credit balances in PAB security accounts	$ 100,000
PAB securities failed to receive	--
Fair value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--
TOTAL CREDITS	$ 100,000

DEBIT BALANCES

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	--
Failed to deliver of PAB securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	--
TOTAL DEBITS	--

RESERVE COMPUTATION

Excess of total PAB debits over total credits	--
Excess of total PAB credits over total debits	100,000
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	200,575
Amount of deposit (or withdrawal)	(575)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 200,000
Date of deposit or withdrawal	July 1, 2025

See reconciliation to respondent's unaudited computation on page 25.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VI
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF PAB ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2025

	Debits	Credits
Totals per respondent's unaudited computation	$ --	$ 100,000
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
Increase in PAB securities failed to deliver/receive	--	--
Totals per audit	$ --	$ 100,000

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VII
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2025

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in
the respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of the
report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. $ 3

Number of items   1

The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers' fully paid and excess
margin securities have been tested and are functioning in a manner adequate
to fulfill the requirements of Rule 15c3-3.

Yes   X



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
of Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that (a) Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2025; (b) Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of the end of the most recent fiscal year ended June 30, 2025; (c) Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2025; and (d) the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2025; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2025, was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2025

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

a. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

b. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended June 30, 2025.

c. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended June 30, 2025.

d. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended June 30, 2024; and

e. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Jeff Sime, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Jeff Sime
Wilson-Davis & Company
August 29, 2025









Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder
of Wilson-Davis & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2025. Management of Wilson-Davis & Company, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 29, 2025